SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	X	Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes		No	X

Portugal Telecom

Earnings Release	31 December 2008

Lisbon, Portugal, 18 February 2009

Consolidated operating revenues and EBITDA excluding post retirement benefits (EBITDA pre-PRBs) in 4Q08 amounted to Euro 1,701 million and Euro 616 million, a growth of 5.1% y.o.y and 7.2% y.o.y respectively. Net income increased by 100.3% y.o.y to Euro 144 million, while diluted earnings per share, excluding exceptional items as defined in table 5, increased by 62.8% y.o.y to Euro 17 cents.

Full year consolidated operating revenues amounted to Euro 6,734 million, an increase of 9.5% y.o.y. EBITDA pre-PRBs increased by 8.6% y.o.y to Euro 2,488 million. Reported EBITDA increased to Euro 2,443 million, equivalent to a margin of 36.3%, whilst income from operations reached Euro 1,175 million. Adjusting for exceptional items, net income increased by 4.7% y.o.y while diluted adjusted earnings per share increased by 23.9% y.o.y. Operating cash flow amounted to Euro 1,374 million, a decrease of 4.1% due to the increase in capex of 38.1% related to the rollout of the TV service, 3G and 3.5G investments in Portugal and Brazil and acquisition of Telemig, which was partially offset by a large working capital improvement of Euro 90 million. As at 31 December 2008, net debt amounted to Euro 5,571 million and after-tax unfunded post retirement benefit obligations totalled Euro 1,330 million. At the domestic level, financial flexibility remains solid. Liquidity including cash, unused underwritten commercial paper and standby facilities stood at Euro 2,180 million.

Table 1 _ Consolidated financial highlights						Euro million

	4Q08	4Q07	y.o.y		2008	2007	y.o.y

Operating revenues	1,700.5	1,617.7	5.1%		6,734.3	6,148.4	9.5%
Operating costs, excluding D&A	1,097.0	986.8	11.2%		4,291.4	3,791.7	13.2%
EBITDA (1)	603.5	631.0	(4.3%	)	2,442.9	2,356.7	3.7%
EBITDA pre PRBs (2)	615.6	574.3	7.2%		2,487.6	2,291.6	8.6%
Income from operations (3)	279.0	324.0	(13.9%	)	1,174.5	1,233.6	(4.8%	)
Net income	143.8	71.8	100.3%		581.5	741.9	(21.6%	)
Net income excluding exceptional items (4)	149.0	105.1	41.7%		636.5	608.1	4.7%
Capex (5)	551.5	411.2	34.1%		1,242.3	899.3	38.1%
Capex as % of revenues (%)	32.4	25.4	7.0pp		18.4	14.6	3.8pp
EBITDA pre PRBs minus Capex	64.1	163.1	(60.7%	)	1,245.3	1,392.3	(10.6%	)
Operating cash flow	342.6	397.0	(13.7%	)	1,373.7	1,432.8	(4.1%	)
Net debt	5,571.3	4,381.8	27.1%		5,571.3	4,381.8	27.1%
After-tax unfunded PRB obligations	1,330.2	958.4	38.8%		1,330.2	958.4	38.8%
EBITDA margin (%) (6)	35.5	39.0	(3.5pp	)	36.3	38.3	(2.1pp	)
EBITDA margin pre PRBs (%) (7)	36.2	35.5	0.7pp		36.9	37.3	(0.3pp	)
Net debt / EBITDA (x)	2.3	1.7	0.6x		2.3	1.9	0.4x
EBITDA / net interest (x)	7.5	12.2	(4.8x	)	9.0	11.9	(3.0x	)
Earnings per share (8)	0.17	0.08	111.4%		0.63	0.67	(6.6%	)

Earnings per share excluding exceptional items (4) (8)	0.17	0.11	62.8%		0.69	0.55	23.9%

(1) EBITDA = income from operations + depreciation and amortisation. (2) EBITDA pre-PRBs = EBITDA + post retirement benefits. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (4) Net income adjusted for several exceptional items as described in table 5. (5) Capex in 2008 excludes the acquisition of 3G licenses in Brazil (Euro 227 million). In 2007, capex excludes Euro 242 million related to the additional commitments under the terms of the UMTS license. (6) EBITDA margin = EBITDA / operating revenues. (7) EBITDA margin pre-PRBs = EBITDA pre-PRBs / operating revenues. (8) Earnings per share computed using net income, with and without the adjustments of the exceptional items, less the costs associated with the convertible bonds divided by the diluted number of shares as described in table 6.

Portugal Telecom | Full Year 2008	2 / 25

Financial Review

Income Statement

Full year 2008 consolidated operating revenues increased by 9.5% y.o.y, driven by growth at TMN and Vivo. TMN’s operating revenues increased by 3.8% y.o.y, underpinned by 683 thousand net additions in the year, equivalent to a 10.9% increase y.o.y in the customer base. Growth in customer revenues in 4Q08 was 4.6%, which represented another solid quarter of continued market outperformance. Vivo’s operating revenues increased by 23.4% y.o.y in Euros and by 23.8% y.o.y in Reais, underpinned by 7,475 thousand net additions, equivalent to a 34.2% increase y.o.y in the customer base. Excluding the consolidation of Telemig, Vivo’s operating revenues would have increased by 13.6% y.o.y in Euros and by 13.9% y.o.y in Reais. Wireline operating revenues decreased in 2008 by 1.6% y.o.y but in 4Q08 revenues of the wireline segment increased by 2.0%, benefiting from the inflection in the performance in the retail segment and continued resilient performance of the business segments.

Table 2 _ Consolidated income statement (1)							Euro million

	4Q08	4Q07	y.o.y		2008	2007	y.o.y

Operating revenues	1,700.5	1,617.7	5.1%		6,734.3	6,148.4	9.5%
Wireline (2)	495.1	485.4	2.0%		1,931.4	1,962.4	(1.6%	)
Domestic mobile • TMN (2)	413.1	412.9	0.1%		1,601.5	1,542.9	3.8%
Brazilian mobile • Vivo (1)	750.6	676.7	10.9%		3,039.8	2,463.0	23.4%
Other and eliminations	41.7	42.7	(2.2%	)	161.6	180.1	(10.3%	)
Operating costs, excluding D&A	1,097.0	986.8	11.2%		4,291.4	3,791.7	13.2%
Wages and salaries	153.1	160.3	(4.5%	)	616.6	638.1	(3.4%	)
Post retirement benefits	12.0	(56.7)	n.m.		44.8	(65.1)	n.m.
Direct costs	279.9	241.0	16.2%		1,086.9	907.3	19.8%
Commercial costs	338.1	321.2	5.2%		1,232.9	1,067.6	15.5%
Other operating costs	313.9	320.9	(2.2%	)	1,310.2	1,243.8	5.3%
EBITDA (3)	603.5	631.0	(4.3%	)	2,442.9	2,356.7	3.7%
EBITDA pre PRBs (4)	615.6	574.3	7.2%		2,487.6	2,291.6	8.6%
Depreciation and amortisation	324.6	307.0	5.7%		1,268.3	1,123.1	12.9%
Income from operations (5)	279.0	324.0	(13.9%	)	1,174.5	1,233.6	(4.8%	)
Other expenses (income)	8.3	145.6	(94.3%	)	110.5	317.9	(65.2%	)
Curtailment costs, net	7.0	134.0	(94.7%	)	100.0	275.6	(63.7%	)
Net losses (gains) on disposal of fixed assets	(7.0)	2.0	n.m.		(19.5)	(2.8)	n.m.
Net other costs (gains)	8.2	9.6	(14.6%	)	30.0	45.1	(33.5%	)
Income before financ. & inc. taxes	270.7	178.4	51.7%		1,064.1	915.7	16.2%
Financial expenses (income)	48.1	52.5	(8.4%	)	129.5	(116.8)	n.m.
Net interest expenses	80.8	51.6	56.6%		272.4	197.4	38.0%
Equity in losses (earnings) of affiliates	(52.3)	(30.7)	70.1%		(171.0)	(126.1)	35.6%
Net other financial losses (gains)	19.6	31.7	(38.1%	)	28.1	(188.0)	n.m.
Income before income taxes	222.6	125.9	76.8%		934.6	1,032.5	(9.5%	)
Provision for income taxes	(30.3)	(32.0)	(5.4%	)	(233.3)	(243.3)	(4.1%	)
Income from continued operations	192.3	93.9	104.9%		701.2	789.2	(11.1%	)
Income from discontinued operations	0.0	4.5	n.m.		0.0	45.5	n.m.
Losses (income) attributable to minority interests	(48.4)	(26.6)	82.2%		(119.7)	(92.8)	28.9%
Consolidated net income	143.8	71.8	100.3%		581.5	741.9	(21.6%	)

(1) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.6737 in 2008. (2) Wireline and domestic mobile operating revenues impacted by Euro 10.1 million and Euro 23.6 million respectively, in 2008 due to regulated declines in mobile termination rates (MTRs). (3) EBITDA = income from operations + depreciation and amortisation. (4) EBITDA pre-PRBs = EBITDA + post retirement benefits. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

The success of PT’s pay-TV offer (“Meo”) is demonstrated by decelerating line loss and growth in the flat fee broadband subscriber base, as in 2008 around 50% of IPTV gross additions were new customers to PT.

Portugal Telecom | Full Year 2008	3 / 25

Financial Review

Line loss trends have been improving markedly. While in 2007, 306 thousand lines were lost, in 2008 the number was 182 thousand and in 4Q08 line loss had reduced to 32 thousand. At the same time, PT has also seen an inflection in the trends of its flat fee broadband net additions that reached 35 thousand in 4Q08 compared to 96 thousand in 2008. As a result, PT reached 312 thousand pay-TV customers at the end of 2008 and the ADSL retail customer base increased by 11.5% y.o.y to 727 thousand customers. Pay-TV penetration of the ADSL customer base stood at 42.9% at the end of 2008.

In what concerns the financial performance of the domestic operations, lower mobile termination rates (MTRs) impacted negatively wireline and domestic mobile revenues by Euro 10.1 million and Euro 23.6 million respectively.

Other revenues, including intra-group eliminations, decreased by 10.3% y.o.y mainly due to: (1) lower revenues from the call centre and business process outsourcing (BPO) businesses in Portugal following the spin-off of PT Multimedia; (2) the termination of the management fee from Vivo, and (3) lower contribution to consolidated revenues from MTC as a result of the devaluation of the Namibian Dollar, which more than offset its growth in revenues of 12.0% y.o.y in local currency.

The contribution from fully and proportionally consolidated international assets to operating revenues increased to 49.6% in 2008. Brazil already accounts for 46.3% of consolidated operating revenues, an increase of 5.2pp from 2007. In 4Q08, the contribution from international assets to consolidated operating revenues stood at 48.6%, with Brazil accounting for 45.2%, adversely impacted by the evolution of the Euro/Real exchange rate.

Table 3 _ Revenues by region						Euro million
	4Q08	4Q07	y.o.y	2008	2007	y.o.y

Domestic operations (1)	877.9	872.1	0.7%	3,394.5	3,398.3	(0.1% )
Brazil (2)	768.5	692.6	11.0%	3,117.0	2,528.1	23.3%
Other and eliminations (3)	54.1	53.1	1.9%	222.8	222.0	0.4%
Total operating revenues	1,700.5	1,617.7	5.1%	6,734.3	6,148.4	9.5%

(1) Domestic operations include the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact.  (2) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.6737 in 2008. Includes mainly Vivo and Dedic. (3) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

EBITDA pre-PRBs (excluding post retirement benefits) increased by 8.6% y.o.y, equivalent to a margin of 36.9%. Reported EBITDA increased by 3.7% y.o.y in 2008 to Euro 2,443 million, equivalent to a margin of 36.3%. Excluding the effect of Telemig, PT consolidated EBITDA pre-PRBs would have increased by 6.2% y.o.y. EBITDA improvement in the period was underpinned by growth in TMN and Vivo. Wireline EBITDA pre-PRBs amounted to Euro 887 million, declining by 6.0%, mainly as a result of higher programming costs related to PT’s pay-TV service, higher commercial costs due to intense commercial activity and higher customer care and support service costs. TMN’s EBITDA in 2008 increased by 1.5% y.o.y driven by customer and revenue growth. TMN’s EBITDA performance was achieved against a backdrop of intense commercial activity (22.5% increase in net additions in 2008) and higher customer care and support costs, as a result of increased penetration of data services and lower MTRs, which had a negative impact of Euro 13 million in 2H08. EBITDA margin of TMN stood at 43.0% in 2008. Excluding the negative impact of declining MTRs, TMN’s EBITDA would have increased by 3.4% in 2008.

Vivo’s EBITDA increased by 39.9% y.o.y, equivalent to 40.3% y.o.y in local currency, on the back of the strong increase in revenues and consolidation of Telemig, as referred to previously. Excluding the effect of

Portugal Telecom | Full Year 2008	4 / 25

Financial Review

Telemig, Vivo’s EBITDA would have increased by 30.8%, equivalent to 31.2% y.o.y in local currency. Vivo’s EBITDA margin reached 27.4% in 2008, an improvement of 3.2pp versus 2007. In 4Q08, Vivo posted a 5.9pp improvement in EBITDA margin which reached 30.1%.

Other EBITDA increased by 6.5% y.o.y to Euro 79 million in 2008, mainly as a result of the increased contribution of the international assets, notwithstanding a lower contribution from MTC due to the devaluation of the Namibian Dollar and the termination of Vivo’s management fee as from August 2008.

Table 4 _ EBITDA by business segment (1) (2)							Euro million
	4Q08	4Q07	y.o.y		2008	2007	y.o.y

Wireline	198.3	282.8	(29.9%	)	842.5	1,008.8	(16.5%	)
Domestic mobile • TMN	166.1	170.0	(2.3%	)	689.2	679.0	1.5%
Brazilian mobile • Vivo (1)	229.9	164.3	39.9%		832.5	595.0	39.9%
Other and eliminations	9.4	13.9	(32.7%	)	78.7	73.9	6.5%
EBITDA (2)	603.5	631.0	(4.3%	)	2,442.9	2,356.7	3.7%
EBITDA margin (%)	35.5	39.0	(3.5pp	)	36.3	38.3	(2.1pp	)
EBITDA pre PRBs (3)	615.6	574.3	7.2%		2,487.6	2,291.6	8.6%
EBITDA margin pre PRBs(%)	36.2	35.5	0.7pp		36.9	37.3	(0.3pp	)
Wireline EBITDA pre PRBs (3)	210.3	226.1	(7.0%	)	887.1	943.5	(6.0%	)
Wireline EBITDA margin pre PRBs(%)	42.5	46.6	(4.1pp	)	45.9	48.1	(2.1pp	)
Domestic operations (4)	363.3	448.0	(18.9%	)	1,525.7	1,676.1	(9.0%	)
Brazil (1) (5)	230.3	165.1	39.5%		844.0	603.0	40.0%
Other (6)	9.9	17.8	(44.4%	)	73.2	77.6	(5.7%	)

(1) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.6737 in 2008. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre-PRBs = EBITDA + post retirement benefits. (4) Domestic operations include the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact. (5) Includes mainly Vivo and Dedic. (6) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Fully and proportionally consolidated international assets contributed to 39.3% of PT’s consolidated EBITDA in 2008, an increase from 30.6% in 2007. Brazilian businesses accounted for 34.5% of EBITDA in 2008, which compares to 25.6% in 2007. The EBITDA performance of the fully consolidated African assets in 2008 accounted for 4.2% of consolidated EBITDA. In 4Q08, international assets accounted for 43.3% of PT’s consolidated EBITDA, whilst Brazil accounted for 38.2%.

Depreciation and amortisation costs increased by 12.9% y.o.y in 2008 to Euro 1,268 million, reflecting higher contributions from: (1) Vivo, which accounts for 67% of the increase in D&A, as a result of the acquisition and consolidation of Telemig and higher depreciation rates for the TDMA and CDMA networks, following the GSM network rollout, and (2) TMN and wireline business in Portugal, as a result of increased D&A resulting from the commitments towards the information society projects and investments in the rollout of Pay-TV, and also from the revaluation of ducts and certain real estate assets undertaken in 2008 (Euro 20 million in 2H08). Excluding Telemig, D&A would have increased by 7.2% y.o.y.

Curtailment costs amounted to Euro 100 million in 2008, related to the reduction of 357 employees. In 2007, curtailment costs amounted to Euro 276 million, which included a cost of Euro 289 million related to the reduction of 1,004 employees and a gain of Euro 14 million related to the settlement of benefits.

Net gains on disposal of fixed assets amounted to Euro 19 million in 2008, as compared to Euro 3 million in the same period of last year, mainly due to higher real estate asset disposals. The disposal of fixed assets generated a cash inflow of Euro 23 million in 2008.

Portugal Telecom | Full Year 2008	5 / 25

Financial Review

Net interest expenses increased by 38.0% to Euro 272 million primarily due to the increase in PT’s average net debt in the period. This increase in interest expenses was partially offset by lower average cost of debt in Brazil. Consolidated average cost of debt of PT was 5.0% in 2008. Excluding Brazil, the average cost of debt was 4.3% in 2008.

Equity in earnings of affiliates in 2008 amounted to Euro 171 million, as compared to Euro 126 million in 2007. This caption includes PT’s share in the earnings of: (1) Unitel: Euro 123 million in 2008 compared to Euro 92 million in 2007; (2) Médi Télécom: Euro 12 million in 2008 compared to Euro 3 million in 2007; (3) CTM: Euro 17 million in 2008 and 2007, and (4) UOL: Euro 11 million in 2008 compared to Euro 13 million in 2007. In 2008, this caption also included a Euro 9 million gain resulting from the sale of the 34% stake in Banco BEST.

Net other financial losses, which include net foreign currency losses, net gains on financial assets and net other financial expenses, amounted to Euro 28 million in 2008, as compared to net gains of Euro 188 million in 2007. Net foreign currency losses amounted to Euro 9 million in 2008, as compared to Euro 12 million in 2007. Net gains on financial assets amounted to Euro 19 million in 2008, as compared to Euro 249 million in 2007, and primarily include: (1) the change in fair value of free-standing cross currency derivative instruments, which resulted in gains of Euro 10 million in 2008, primarily explained by the appreciation of the US Dollar against both the Euro and the Real, compared to net losses of Euro 10 million in 2007; (2) the gains obtained from the disposal of stakes in the share capital of Africatel, 3% stake in 3Q08, with gains of Euro 9 million, and 22% stake in 3Q07, with gains of Euro 111 million; (3) the change in the fair value of equity swap contracts on PTM shares which resulted in a gain of Euro 77 million in 2007; (4) the disposal of the investment in shares of Banco Espírito Santo in 2007, which resulted in a gain of Euro 36 million, and (5) the financial settlement of PT equity swap contracts in 2007 which resulted in gains of Euro 32 million. Net other financial expenses, which include banking services, commissions, financial discounts and other financing costs, amounted to Euro 39 million in 2008, compared to Euro 48 million in 2007.

Provision for income taxes decreased from Euro 243 million in 2007 to Euro 233 million in 2008 corresponding to an effective tax rate of 25.0% in 2008, as compared to 23.6% in 2007. The increase in the effective tax rate is primarily explained by higher non-taxable capital gains on the disposal of investments in 2007, which accounted for Euro 147 million as compared to Euro 18 million booked in 2008. Adjusting for this effect, the effective tax rate would have been 25.4% in 2008, as compared to 27.3% in 2007.

Income attributable to minority interests increased to Euro 120 million in 2008, as compared to Euro 93 million in 2007, which included Euro 29 million attributable to minority interests of PT Multimedia. The increase in this caption is primarily attributable to: (1) Vivo, which booked Euro 52 million in 2008 compared to Euro 15 million in 2007, as a result of the acquisition of Telemig and improvement in Vivo’s net income, and (2) Africatel, which booked Euro 24 million in 2008 compared to Euro 10 million in 2007, following the sale of a 22% stake in August 2007 and a 3% stake in September 2008 and higher net income generated by its subsidiaries.

Net income, excluding exceptional items, increased by 4.7% y.o.y in 2008 to Euro 637 million. In 4Q08, net income, excluding exceptional items, amounted to Euro 149 million, corresponding to a 41.7% increase over the same period last year. This positive annual performance was achieved on the back of an 8.6%

Portugal Telecom | Full Year 2008	6 / 25

Financial Review

growth in EBITDA pre-PRBs, partially offset by the increase in D&A and interest expenses. Reported net income in 2008 amounted to Euro 582 million, as compared to Euro 742 million in 2007.

Table 5 _ Net income excluding exceptional items						Euro million

	4Q08	4Q07	y.o.y		2008	2007	y.o.y

Net income	143.8	71.8	100.3%		581.5	741.9	(21.6%	)
Net impact of exceptional items	5.2	33.3	(84.5%	)	55.0	(133.7)	n.m.
EBITDA related (1)	0.0	(83.4)	n.m.		0.0	(122.5)	n.m.
Curtailment costs, net	7.0	134.0	(94.7%	)	100.0	275.6	(63.7%	)
Gains on equity swaps	0.0	(10.0)	n.m.		0.0	(118.7)	n.m.
Disposal gains	0.0	(0.8)	n.m.		(17.7)	(146.7)	(87.9%	)
Results from discontinued operations	0.0	(4.5)	n.m.		0.0	(45.5)	n.m.
Tax and minority effect on stated exceptional items	(1.9)	(1.9)	0.1%		(27.2)	23.9	n.m.
Net income excluding exceptional items	149.0	105.1	41.7%		636.5	608.1	4.7%

(1) In 2007, EBITDA adjustments include: (i) Euro 110  million of prior years service gains related to vested rights at the wireline business, and (ii) Euro 12 million related to the reversal of PIS/Cofins taxes at Vivo.

Earnings per Share

On a per share basis, diluted adjusted earnings increased by 23.9% y.o.y in 2008 to Euro 69 cents as the increase in net income excluding exceptional items, adjusted for the costs associated to the exchangeable bond maturing in 2014, was augmented by the reduction in the number of shares resulting from the share buyback programme.

The average number of shares outstanding decreased by 13.7% to 907 million in 2008, whilst the diluted average number of shares outstanding over the same period declined by 12.9% to 972 million. As at the end of December 2008, the number of shares outstanding adjusted for the 20.6 million own shares recognised in the balance sheet was 875.9 million.

Table 6 _ Earnings per share				Million (shares outstanding); Euro (per share data)
	4Q08	4Q07	y.o.y		2008	2007	y.o.y

Average number of shares oustanding
Basic	875.9	1,000.8	(12.5%	)	907.1	1,050.7	(13.7%	)
Diluted (1)	940.5	1,065.4	(11.7%	)	971.8	1,115.4	(12.9%	)
Earnings per share
Basic	0.17	0.08	119.7%		0.64	0.71	(9.2%	)
Diluted (1) (2)	0.17	0.08	111.4%		0.63	0.67	(6.6%	)
Earnings per share, excluding exceptionals
Basic	0.18	0.11	66.4%		0.70	0.58	21.2%
Diluted (1) (2)	0.17	0.11	62.8%		0.69	0.55	23.9%

(1) Diluted shares are calculated assuming the full exercise of convertible bonds. (2) Diluted earnings are computed adjusting for the costs of convertible bonds.

Dividends

PT will propose a dividend of Euro 0.575 related with fiscal year 2008. The dividend proposal will be submitted for approval at the Annual General Meeting of Shareholders (AGM) to be held on 27 March 2009.

Portugal Telecom | Full Year 2008	7 / 25

Financial Review

Capex

Total capex increased by 38.1% in 2008 to Euro 1,242 million, equivalent to 18.4% of revenues. Excluding the consolidation of Telemig, capex would have increased by 32.4%. Wireline capex increased by 37.9% y.o.y to Euro 403 million, primarily as a result of: (1) investments in network upgrades for all IP transformation, to provide increased bandwidth, in great part related to the launch of IPTV services, and (2) a surge in pay-TV net additions that contribute to increased customer-related capex (Euro 74 million) during this period. TMN’s capex increased by 33.8% y.o.y to Euro 245 million in 2008, driven by the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, aimed at offering the best mobile voice and data services in Portugal.

Capex at Vivo increased by 41.8% y.o.y to Euro 510 million in 2008 and was directed towards increasing network coverage and capacity, including the Northeast states where Vivo launched the service in October, and building capacity, namely in GSM/EDGE and 3G. The GSM/EDGE network already has nationwide coverage, while the 3G network covers 3,000 cities. Excluding the consolidation of Telemig (Euro 61 million), capex at Vivo would have increased by 27.6% y.o.y. In 2008, other capex increased to Euro 85 million, compared to Euro 64 million in 2007, primarily due to the increase in capex in the call centre operations in Brazil, which was partially offset by lower capex at MTC due to the impact of the depreciation of the Namibian Dollar.

Table 7 _ Capex by business segment (1)						Euro million

	4Q08	4Q07	y.o.y	2008	2007	y.o.y

Wireline	175.7	126.5	38.8%	402.8	292.1	37.9%
Domestic mobile • TMN (2)	117.3	81.9	43.3%	244.6	182.9	33.8%
Brazilian mobile • Vivo (1)	216.2	185.0	16.8%	510.3	359.9	41.8%
Other	42.3	17.8	138.6%	84.6	64.4	31.3%
Total capex	551.5	411.2	34.1%	1,242.3	899.3	38.1%
Capex as % of revenues (%)	32.4	25.4	7.0pp	18.4	14.6	3.8pp

(1) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.6737 in 2008. Capex in 2008 excludes the acquisition of 3G licenses in Brazil (Euro 227 million). (2) In 2007, capex excludes Euro 242 million related to additional commitments under the terms of the UMTS license.

Cash Flow

Operating cash flow amounted to Euro 1,374 million in 2008, a decrease of only 4.1% in relation to the previous year, notwithstanding the increase of over 38% in capex. In effect, the reduction in EBITDA pre-PRBs minus Capex from Euro 1,392 million in 2007 to Euro 1,245 million in 2008, as a result of the 38.1% increase in capex, was partially offset by the improvement in the investment in working capital, which declined from a net investment of Euro 87 million in 2007 to a net divestment of Euro 4 million in 2008, on the back of the positive performance of working capital management in the domestic operations.

Free cash flow performance reflects the non-recurrent investments made in 2008 in the amount of Euro 517 million, related to the acquisition of the controlling stake in Telemig and the subsequent voluntary and mandatory tender offers. In 2007, free cash flow performance was also impacted positively by the disposal of financial investments and cash settlement of certain derivatives that resulted in a cash inflow of Euro 333 million. Dividends received declined from Euro 149 million in 2007 to Euro 80 million in 2008, as this caption in 2007 included dividends from PT Multimedia, related to fiscal year 2006, and also dividends from Unitel, in respect of fiscal year 2005.

Portugal Telecom | Full Year 2008	8 / 25

Financial Review

Table 8 _ Free cash flow							Euro million

	4Q08	4Q07	y.o.y		2008	2007	y.o.y

EBITDA pre PRBs minus Capex (1)	64.1	163.1	(60.7%	)	1,245.3	1,392.3	(10.6%	)
Non-cash items	31.7	15.2	109.1%		124.8	127.0	(1.7%	)
Change in working capital	246.8	218.7	12.8%		3.6	(86.6)	n.m.
Operating cash flow	342.6	397.0	(13.7%	)	1,373.7	1,432.8	(4.1%	)
Acquisition of Telemig	0.0	0.0	n.m.		(517.0)	0.0	n.m.
Disposal of stake in BEST	0.0	0.0	n.m.		16.0	0.0	n.m.
Disposal of stake in Africatel	0.0	0.0	n.m.		13.4	116.7	(88.5%	)
Disposal of stake in BES	0.0	0.0	n.m.		0.0	110.3	n.m.
Cash settlement over PTM equity swap	0.0	0.0	n.m.		0.0	94.5	n.m.
Net disposal of other financial investments	0.0	7.5	n.m.		(0.5)	11.5	n.m.
Interest	(42.8)	(20.7)	106.7%		(299.9)	(234.3)	28.0%
Contributions and payments related to PRBs (2)	(57.6)	(70.0)	(17.7%	)	(196.8)	(167.2)	17.7%
Income taxes	(58.6)	(28.3)	106.7%		(246.0)	(206.5)	19.1%
Dividends received	61.0	56.8	7.5%		80.1	149.0	(46.2%	)
Disposal of fixed assets	8.6	3.2	171.0%		23.0	10.7	114.8%
Other cash movements	(1.3)	(29.0)	(95.4%	)	(29.7)	(75.9)	(60.9%	)
Free cash flow	251.9	316.5	(20.4%	)	216.5	1,241.6	(82.6%	)

(1) In 2008, capex excludes the acquisition of 3G licenses in Brazil (Euro 227 million). In 2007, capex excludes Euro 242 million related to additional commitments under the terms of the UMTS license. (2) In 2008 and in 2007, this caption includes Euro 21 million and Euro 87 million respectively, related to the reimbursement of healthcare expenses.

Consolidated Net Debt

Consolidated net debt amounted to Euro 5,571 million as at 31 December 2008, compared to Euro 4,382 million as at 31 December 2007. The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 655 million as at 31 December 2008. The increase in net debt in the period is primarily explained by the: (1) acquisition of the 3G licenses in Brazil, proportionally amounting to Euro 227 million; (2) investment in the acquisition of Telemig, proportionally amounting to Euro 517 million less the Euro 129 million cash balance of Telemig at the time of the acquisition; (3) share buyback amounting to Euro 905 million, and (4) dividends paid by PT in the amount of Euro 533 million.

As at 31 December 2008, total consolidated gross debt amounted to Euro 6,696 million, of which 66.3% was medium and long-term and 60.7% was set at fixed rates. As at 31 December 2008, 83.5% of total debt was denominated in Euros and 16.5% in Brazilian Reais. Vivo’s debt is either Real-denominated or has been hedged into Reais.

The amount of cash available excluding international operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 2,180 million at the end of December 2008, of which Euro 1,600 million was undrawn committed commercial paper and standby facilities.

In 2008, PT’s average cost of debt and maturity was 5.0% and 4.9 years respectively. Excluding Brazil, PT’s average cost of debt was 4.3% in 2008, with a maturity of 4.8 years as at 31 December 2008. In 2008, the net debt to EBITDA ratio was 2.3x (1.9x in 2007) and EBITDA cover stood at 9.0x (11.9x in 2007).

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Financial Review

Table 9 _ Change in net debt				Euro million
	4Q08	4Q07	2008	2007

Net debt (initial balance)	5,923.4	4,331.7	4,381.8	3,756.6
Less: Net debt of discontinued operations as at 31 December 2006	0.0	0.0	0.0	178.9
Less: free cash flow	251.9	316.5	216.5	1,241.6
Translation effect on foreign currency debt	(140.8)	4.1	(198.2)	32.6
Dividends paid by PT	0.0	0.0	533.2	516.5
Acquisition of own shares (1)	(5.6)	108.0	904.6	1,158.3
Impact of Telemig consolidation	0.0	0.0	(128.9)	0.0
Acquisition of 3G licenses by Vivo	0.0	0.0	227.2	0.0
Commitments under the terms of the UMTS license	0.0	231.4	0.0	241.7
Extraordinary contribution to the pension funds	0.0	0.0	0.0	117.0
Market value of the convertible option	7.0	0.0	7.0	(56.6)
Other (2)	39.2	23.0	61.0	36.2
Net debt (final balance)	5,571.3	4,381.8	5,571.3	4,381.8
Change in net debt	(352.2)	50.1	1,189.4	625.3
Change in net debt (%)	(5.9% )	1.2%	27.1%	16.6%

(1) In 2008, PT contracted equity swaps over 114.7 million own shares under its share buyback programme. In 4Q08, there was an adjustment related to the exercise of certain equity swaps contracted under the share buyback programme resulting in a reduction in the acquisition price of Euro 5.6 million. (2) This caption includes dividends paid by consolidated subsidiaries to minority shareholders.

Post Retirement Benefit Obligations

As at 31 December 2008, the projected benefit obligations (PBO) of PT’s post retirement benefits related to pensions and healthcare amounted to Euro 3,034 million. The market value of assets amounted to Euro 2,132 million. In addition, PT has liabilities with salaries to suspended and pre-retired employees amounting to Euro 908 million, which are not subject to any legal funding requirement and therefore monthly salaries are paid directly by PT to the beneficiaries until the retirement age. Therefore, gross unfunded obligations amounted to Euro 1,810 million, while after-tax unfunded obligations stood at Euro 1,330 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants.

The PBO was computed based on actuarial assumptions consistent to the demographic and financial information of our plans and in line with IAS 19 requirements. Following the changes in financial markets and economic trends that occurred in 2008, the discount rate for pensions, pension supplements and healthcare liabilities was adjusted from 5.25% as at the end of 2007 to 5.75% as at the end of 2008, in line with the increase in corporate bond spreads, while the discount rate for salaries was adjusted from 4.75% to 5.75% and the inflation assumption was adjusted from 2.00% to 1.75%. Based on the demographic information as of 31 December 2008, mortality tables were also adjusted for an additional year.

Table 10 _ Post retirement benefits obligations		Euro million
	31 December 2008	31 December 2007

Pensions obligations	2,607.5	2,762.1
Healthcare obligations	426.3	455.3
PBO of pension and healthcare obligations	3,033.8	3,217.4
Market value of funds (1)	(2,131.6)	(2,899.1)
Unfunded pension and healthcare obligations	902.1	318.3
Salaries to suspended and pre-retired employees	907.7	985.7
Total gross unfunded obligation	1,809.9	1,304.0
Unrecognised prior years service gains	25.4	25.9
Accrued post retirement benefits	1,835.3	1,329.9
After-tax unfunded obligations	1,330.2	958.4

(1) The decline in the market value of funds resulted from the payment of pensions and supplements of Euro 164 million, payment of health care expenses of Euro 21 million and the negative return of assets under management of Euro 628 million (equivalent to -23%), partially offset by the contributions made by PT totalling Euro 38 million and by beneficiaries totalling Euro 8 million.

Portugal Telecom | Full Year 2008	10 / 25

Financial Review

Total gross unfunded obligations increased by Euro 506 million in 2008 to Euro 1,810 million, as a result of: (1) net actuarial losses of Euro 595 million; (2) curtailment costs of Euro 101 million related to the reduction of 357 employees, and (3) PRB costs amounting to Euro 47 million. These effects were partially offset by payments and contributions of Euro 234 million made in the period, including a contribution in kind of real estate assets totalling Euro 37 million.

Table 11 _ Change in gross unfunded obligations		Euro million
	2008	2007
Gross unfunded obligations (initial balance)	1,304.0	1,654.4
Post retirement benefits costs (PRB) (1)	46.7	(63.1)
Prior years service gains related to unvested rights	(2.1)	(11.1)
Curtailment cost (2)	100.5	293.2
Contributions and payments (3)	(234.1)	(284.2)
Net actuarial (gains) losses (4)	594.8	(285.2)
Gross unfunded obligations (final balance)	1,809.9	1,304.0
After-tax unfunded obligations	1,330.2	958.4

(1) In 2008 and 2007, the PRB cost recorded in the income statement included a gain of Euro 2 million related to the amortisation of prior years service gains of unvested rights. (2) In 2008, the curtailment cost recorded in the income statement amounted to Euro 100 million and includes a gain of Euro 0.5 million related to the extraordinary recognition of deferred prior service gains. In 2007, curtailment cost recorded in the income statement amounted to Euro 276 million, and excludes Euro 15 million related to the spin-off of PTM (recorded under “discontinued operations”) and includes a gain of Euro 2 million related to the extraordinary recognition of deferred prior year service gains. (3) In 2008, this caption includes: (i) payments of salaries to pre-retired and suspended employees amounting to Euro 188 million; (ii) termination payments, under the workforce reduction programme, amounting to Euro 5 million; (iii) net payment of healthcare expenses amounting to Euro 3 million, and (iv) contributions to the pension funds of Euro 38 million.  (4) In 2008, this caption includes: (i) a gain of Euro 232 million related to the changes in actuarial assumptions; (ii) a loss of Euro 800 million related to the difference between actual return on assets (-23%) and expected return on assets (6%), and (iii) a net loss of Euro 27 million related to differences between actuarial assumptions on PBO and actual data.

Table 12 _ Post retirement benefits costs		Euro million
	2008	2007
Service cost	10.0	17.8
Interest cost	208.7	208.9
Expected return on assets	(172.0)	(179.4)
Prior years service gains (1)	0.0	(110.3)
Sub-total	46.7	(63.1)
Amortisation of prior year service gains	(2.0)	(2.0)
Post retirement benefits costs	44.8	(65.1)

(1) In 2007, this item was related to certain changes in the Social Security rules (DL 187/2007) and to the formula used by PT to calculate pension supplements.

Shareholders’ Equity

As at 31 December 2008, shareholders’ equity excluding minority interests amounted to Euro 236 million, which represents a decrease of Euro 1,103 million in 2008. This decrease is explained by: (1) the equity swaps contracted over PT’s own shares in 2008 amounting to Euro 905 million; (2) the dividends paid to shareholders amounting to Euro 533 million; (3) the negative currency translation adjustments amounting to Euro 595 million, mainly related to the depreciation of the Euro/Real exchange rate, which decreased to 3.2436 at the end of December 2008; (4) the net actuarial losses related to post retirement benefits amounting to Euro 437 million (net of taxes); (5) the revaluation of PT’s ducts infrastructure by Euro 638 million (net of taxes); (6) the revaluation of certain real estate assets by Euro 153 million (net of taxes), and (7) the Euro 582 million net income generated in the period.

Portugal Telecom | Full Year 2008	11 / 25

Financial Review

Table 13 _ Change in shareholders’ equity (excluding minority interests)	Euro million
2008
Equity before minority interests (initial balance)	1,338.2
Net income	581.5
Currency translation adjustments (1)	(595.4)
Dividends attributed (2)	(533.2)
Acquisition of own stock (3)	(904.6)
Net actuarial gains (losses), net of taxes	(437.2)
Asset revaluation, net of taxes (4)	790.7
Other	(4.3)
Equity before minority interests (final balance)	235.6
Change in equity before minority interests	(1,102.6)
Change in equity before minority interests (%)	(82.4% )

(1) This item is primarily related to the depreciation of the Real against the Euro. (2) Dividends paid on 24 April 2008. (3) In 2008, PT contracted equity swaps over 114.7 million own shares under its share buyback programme, of which 68.6 million own shares were physically settled on 20 March 2008 and 46.1 million own shares were physically settled on 10 December 2008. (4) In 2008, PT proceeded with the revaluation of certain assets, namely PT’s ducts infrastructure in an amount, net of taxes, of Euro 638 million (3Q08) and certain real estate assets, which, net of taxes, amounted to Euro 153 million (2Q08).

Table 14 _ Change in distributable reserves	Euro million
2008
Distributable reserves (initial balance)	1,856.5
Dividends attributed	(533.2)
Net income under Portuguese GAAP	488.7
Acquisition of treasury stock (1)	(1,049.7)
Other	5.7
Distributable reserves (final balance)	768.0
Change in distributable reserves in the period	(1,088.5)
Change in distributable reserves in the period (%)	(58.6% )

(1) In 2008, PT acquired, under its share buyback programme, 129.3 million own shares for a total amount of Euro 1,050 million. These shares were acquired, on 20 March 2008, through the physical settlement of equity swaps contracted in 4Q07 (14.6 million shares) and in 1Q08 (68.6 million shares) and through the physical settlement on 10 December 2008 of equity swaps contracted in 2Q08 and in 3Q08 (46.1 million shares). These shares were cancelled during 2008.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the Company prepared in accordance with Portuguese GAAP. Distributable reserves decreased by Euro 1,089 million to Euro 768 million as at 31 December 2008, as the Euro 489 million net income generated in 2008 under Portuguese GAAP was more than offset by: (1) the acquisition of Euro 1,050 million in treasury shares, of which Euro 914 million relate to the 114.7 million shares contracted in 2008 and Euro 136 million relate to the 14.6 million shares contracted during 2007, and (2) dividends distributed in the amount of Euro 533 million, following the approval at the AGM of 28 March 2008.

As approved at the Shareholders’ Meeting of 27 April 2007 and for the purposes of the execution of the share buyback programme, on 24 March 2008 PT reduced its share capital in the amount of Euro 2,496,145 through the cancellation of 83,204,823 treasury shares and on 10 December 2008 PT reduced its share capital in the amount of Euro 1,382,480 through the cancellation of 46,082,677 treasury shares. As a result, PT’s share capital is now Euro 26,895,375 represented by 896,512,500 shares, which adjusted for the 20.6 million own shares held through equity swaps already recognised in the balance sheet, would result in outstanding shares of 875.9 million.

Portugal Telecom | Full Year 2008	12 / 25

Financial Review

Consolidated Balance Sheet

As at 31 December 2008, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,657 million (Euro 2,361 million at the Euro/Real exchange rate as at 31 December 2008). The assets denominated in Brazilian Reais in the balance sheet as at 31 December 2008 amounted to Euro 5,453 million, equivalent to 39.8% of total assets.

The increase in intangible and tangible assets in 2008 is explained by: (1) the assets recorded as a result of the acquisition of Telemig amounting to Euro 785 million; (2) the acquisition of 3G licenses at Vivo amounting to Euro 227 million; (3) the revaluation of PT’s ducts infrastructure, recorded in 3Q08, amounting to Euro 867 million, and (4) the revaluation of real estate assets, recorded in 2Q08, amounting to Euro 208 million. These effects were partially offset by the impact of the depreciation of the Real against the Euro from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008, which led to a reduction in total assets of approximately Euro 1,360 million.

Table 15 _ Consolidated balance sheet (1)		Euro million
	31 December 2008	31 December 2007
Cash and equivalents	1,124.6	1,834.9
Accounts receivable, net	1,393.7	1,441.8
Inventories, net	297.4	160.6
Financial investments	634.3	565.3
Intangible assets, net	3,463.0	3,383.1
Tangible assets, net	4,637.8	3,585.4
Accrued post retirement asset	1.6	134.1
Other assets	973.1	910.7
Deferred tax assets and prepaid expenses	1,187.6	1,106.2
Total assets	13,713.1	13,122.2
Accounts payable	1,373.6	1,108.9
Gross debt	6,695.9	6,216.8
Accrued post retirement liability (2)	1,836.9	1,463.9
Other liabilities	1,829.7	1,878.4
Deferred tax liabilities and deferred income (3)	777.2	372.3
Total liabilities	12,513.3	11,040.4
Equity before minority interests	235.6	1,338.2
Minority interests (4)	964.2	743.6
Total shareholders’ equity	1,199.8	2,081.8
Total liabilities and shareholders’ equity	13,713.1	13,122.2

(1) Considering a Euro/Real exchange rate of 2.5963 at year-end 2007 and 3.2436 at year-end 2008. (2) As at 31 December 2008, this item includes Euro 25.4 million related to prior years service gains on unvested rights not yet recognised (Euro 25.9 million as at 31 December 2007). (3) The increase in this caption in 2008 is due to deferred tax liabilities amounting to Euro 284 million, related with asset revaluations recorded in the period. (4) The increase in this caption in 2008 is due primarily to the impact of the acquisition of Telemig.

The increase in total liabilities is primarily explained by the increases in the accrued post retirement liability and gross debt, as discussed above, and in deferred tax liabilities. This increase is mainly related to the tax effects recognised in the balance sheet resulting from: (1) the asset revaluations mentioned above (Euro 284 million), and (2) the assets recorded in accordance with the purchase price allocation of Telemig (Euro 105 million). In 2008, total liabilities were also impacted by the depreciation of the Real against the Euro, which led to a reduction in total liabilities of Euro 565 million.

Portugal Telecom | Full Year 2008	13 / 25

Operating Review

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, benefited from the inflection point in wireline and increased by 0.7% to Euro 878 million in 4Q08, notwithstanding the negative impact of MTRs and the decline in other businesses, mostly related to lower activity in the call centre and BPO businesses following the spin-off of the multimedia segment. Revenues from the wireline segment increased by 2.0% y.o.y in 4Q08, showing a positive y.o.y growth for the first time in the last sixteen quarters. The marked improvement of the wireline segment, both sequentially and on an annual basis, is explained by the continued strong take-up of the pay-TV service and also by a solid performance of data and corporate services. In effect, retail revenue generating units increased by 100 thousand in 4Q08, compared to a loss of 137 thousand in 4Q07. The continued success of pay-TV is underpinning the performance of PT’s wireline segment notwithstanding it was only launched in April and has not yet reached critical mass. Customer revenues at TMN posted strong growth in 4Q08 (+4.6% y.o.y), as data revenues increased by 14.1% y.o.y, accounting for 22.8% of mobile service revenues, an improvement of 3.0pp y.o.y. In 2008, revenue performance of the domestic operations was negatively impacted by MTRs in the amount of Euro 10 million in wireline and Euro 24 million at TMN. As of 1 October 2008, mobile termination rates were reduced from Euro 8 cents to Euro 7.5 cents, which compares to Euro 11 cents in 2007, thus leading to a decline of 25.6% y.o.y in interconnection revenues in 4Q08.

Table 16 _ Domestic operations income statement (1)							Euro million
	4Q08	4Q07	y.o.y		2008	2007	y.o.y
Operating revenues	877.9	872.1	0.7%		3,394.5	3,398.3	(0.1%	)
Wireline	495.1	485.4	2.0%		1,931.4	1,962.4	(1.6%	)
Domestic mobile • TMN	413.1	412.9	0.1%		1,601.5	1,542.9	3.8%
Other and eliminations	(30.4)	(26.3)	15.5%		(138.4)	(107.0)	29.3%
Operating costs, excluding D&A	514.5	424.1	21.3%		1,868.8	1,722.2	8.5%
Wages and salaries	84.0	90.3	(7.0%	)	337.1	373.4	(9.7%	)
Post retirement benefits (PRBs)	12.0	(56.7)	n.m.		44.8	(65.2)	n.m.
Direct costs	140.9	117.3	20.1%		512.1	467.5	9.5%
Commercial costs	127.0	114.8	10.6%		399.6	372.5	7.3%
Other operating costs	150.6	158.3	(4.9%	)	575.2	574.0	0.2%
EBITDA (2)	363.3	448.0	(18.9%	)	1,525.7	1,676.1	(9.0%	)
EBITDA pre PRBs (3)	375.4	391.3	(4.1%	)	1,570.5	1,610.9	(2.5%	)
Depreciation and amortisation	168.2	146.6	14.8%		611.4	565.0	8.2%
Income from operations (4)	195.1	301.4	(35.3%	)	914.3	1,111.1	(17.7%	)
EBITDA margin	41.4%	51.4%	(10.0pp	)	44.9%	49.3%	(4.4pp	)
EBITDA margin pre PRBs	42.8%	44.9%	(2.1pp	)	46.3%	47.4%	(1.1pp	)
Capex (5)	300.3	214.5	40.0%		661.2	488.3	35.4%
Capex as % of revenues	34.2%	24.6%	9.6pp		19.5%	14.4%	5.1pp
EBITDA pre PRBs minus Capex	75.1	176.8	(57.5%	)	909.3	1,122.7	(19.0%	)

(1) Domestic operations includes the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre-PRBs = EBITDA + post retirement benefits.  (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (5) In 2007, capex excludes Euro 242 million related to additional commitments under the terms of the UMTS license.

EBITDA pre-PRBs declined by 4.1% y.o.y in 4Q08 to Euro 375 million against a backdrop of: (1) strong growth in the pay-TV service, which resulted in higher programming and commercial costs; (2) increased customer care and support costs, due to strong take up of wireless broadband, as well as pay-TV services,

Portugal Telecom | Full Year 2008	14 / 25

Operating Review

and (3) the decrease in MTRs. Cost control and containment at PT is demonstrated by the 7.0% decline in wages and salaries and by an EBITDA pre-PRBs margin of 42.8%. The sustained decline in wages and salaries and other operating costs reflects the continued process of streamlining of domestic operations. In 4Q08, reported EBITDA from domestic operations stood at Euro 363 million, equivalent to a margin of 41.4%.

Wireline

Wireline operating revenues increased by 2.0% y.o.y in 4Q08 to Euro 495 million, the best performance of the last sixteen quarters and confirming the sustained recovery observed since 2Q08, despite the decline in MTRs. Excluding this effect, operating revenues would have increased by 3.3%. Notwithstanding continued pressure on the traditional voice business, revenues of pay-TV and of data and corporate services have been increasing in line with PTs’ stated strategy of addressing the residential market by offering triple-play services and the corporate market by offering more integrated solutions and value added services to its customers.

Table 17 _ Wireline income statement (1)							Euro million
	4Q08	4Q07	y.o.y		2008	2007	y.o.y
Operating revenues	495.1	485.4	2.0%		1,931.4	1,962.4	(1.6%	)
Retail	234.6	244.7	(4.1%	)	953.5	1,023.2	(6.8%	)
Wholesale	122.8	126.3	(2.8%	)	488.5	486.9	0.3%
Data & corporate	78.8	67.0	17.7%		286.5	265.6	7.9%
Other wireline revenues	58.9	47.5	24.1%		203.0	186.7	8.7%
Operating costs, excluding D&A	296.8	202.6	46.5%		1,089.0	953.6	14.2%
Wages and salaries	58.4	64.3	(9.2%	)	226.7	252.9	(10.3%	)
Post retirement benefits	12.0	(56.7)	n.m.		44.7	(65.3)	n.m.
Direct costs	111.7	89.5	24.8%		390.9	354.0	10.4%
Commercial costs	28.2	27.5	2.6%		112.5	90.8	23.9%
Other operating costs	86.6	78.1	10.8%		314.1	321.2	(2.2%	)
EBITDA (2)	198.3	282.8	(29.9%	)	842.5	1,008.8	(16.5%	)
EBITDA pre PRBs (3)	210.3	226.1	(7.0%	)	887.1	943.5	(6.0%	)
Depreciation and amortisation	107.0	77.4	38.1%		365.7	323.6	13.0%
Income from operations (4)	91.3	205.3	(55.5%	)	476.7	685.2	(30.4%	)
EBITDA margin	40.0%	58.3%	(18.2pp	)	43.6%	51.4%	(7.8pp	)
EBITDA margin pre PRBs	42.5%	46.6%	(4.1pp	)	45.9%	48.1%	(2.1pp	)
Capex	175.7	126.5	38.8%		402.8	292.1	37.9%
Capex as % of revenues	35.5%	26.1%	9.4pp		20.9%	14.9%	6.0pp
EBITDA pre PRBs minus Capex	34.6	99.6	(65.2%	)	484.3	651.4	(25.6%	)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre-PRBs = EBITDA + post retirement benefits. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Retail revenues fell by 4.1% y.o.y in 4Q08 to Euro 235 million, but the performance has continued to improve during the year underpinned by the significant growth in pay-TV customers (+101 thousand net additions in the quarter), solid number of high quality broadband net adds and the termination of the initial pay-TV marketing promotions. The improvement in the performance of retail revenues occurred notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband.

Wholesale revenues decreased by 2.8% y.o.y in 4Q08, as a result of lower sales of leased lines and capacity, notwithstanding higher traffic revenues, which increased by 8.1% y.o.y in 4Q08. Revenues associated with

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Operating Review

the provisioning of regulated wholesale accesses (ULL, ADSL and wholesale line rental) maintained the downward trend seen since 2Q08.

Revenues from data and corporate services increased by 17.7% y.o.y in 4Q08 as a result of signing new contracts and continued successful migration of customers from traditional voice and data services to more advanced and integrated solutions, which include: (1) the provision of more bandwidth for end-users based on Ethernet and IP technologies, and (2) convergent and customised solutions combining telecoms and IT. In addition, PT gained new business in data centres and IT systems, which further reinforced its position in the business segment. As such, revenues from network management, outsourcing and IT increased by 38.0% in the quarter and the pipeline continues to grow.

Other revenues increased by 24.1% y.o.y in 4Q08, as a result of the increase in equipment sales and portal revenues, which more than offset the decline in the directories business.

EBITDA pre-PRBs declined by 7.0% y.o.y in 4Q08, while operating expenses, excluding post retirement benefits, increased by 9.8%, primarily as a result of the increase in direct costs, namely programming costs related to the growth in pay-TV subscribers and the launch of new channels to reinforce the pay-TV offer, and commercial costs associated with the promotion and sale of these new services. Other operating costs increased by +10.8%, on the back of higher provisioning, customer care and support costs related to the launch of pay-TV services. Notwithstanding the investments being done in rolling out the pay-TV service, which has not yet reached critical mass, PT has further intensified the control of addressable costs and the streamlining of domestic operations to extract benefits from further integration of business units. This focus on cost containment translated into a marked reduction in wages and salaries (-9.2% y.o.y), mainly reflecting the reduction in the number of employees, which stood at 6,183 at end of the year. The net reduction in headcount in 2008 reached 171 employees, thus improving the efficiency ratio, measured as lines to employee, to 696 at the end of 2008. EBITDA pre-PRBs margin stood at 42.5% in 4Q08 and at 45.9% in 2008.

Capex amounted to Euro 176 million in 4Q08, thus increasing 38.8% y.o.y. Capex was directed mainly towards: (1) service platforms to provide greater bandwidth to customers; (2) increased network capacity to provide pay-TV services, and (3) customer-related investments, which represented an increase of Euro 31 million in 4Q08, in TV terminal equipment for residential clients and equipment for corporate clients as part of the outsourcing contracts.

For the third time in the last fourteen consecutive quarters, 4Q08 showed an accelerating positive trend in retail RGUs. Retail net additions in the quarter reached 100 thousand, as a result of the significant take up of the pay-TV service, which saw 101 thousand net additions in the quarter. Underpinned by pay-TV bundles, ADSL net additions in the quarter reached 31 thousand, with post paid net additions of 35 thousand, showing a steady improvement throughout the year. The decline in traffic generating lines of 22 thousand in the quarter represented the best performance in any quarter since 4Q04. This clearly shows the benefits of the launch of the triple-play Meo offer to PT’s competitive position in the retail market and its positive impact on both ADSL and voice line sales. Voice lines in the quarter had 32 thousand net disconnections, a clear improvement in relation to the same period last year, which saw 62 thousand net disconnections, despite being negatively affected by the 10 thousand net disconnections of carrier pre-selection lines. Competitors’ accesses, which include wholesale accesses + carrier pre-selection, fell by 35

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Operating Review

thousand in 4Q08, reflecting a decrease in unbundled local loop lines (-13 thousand), carrier pre-selection (-10 thousand) and wholesale line rental (-10 thousand).

Table 18 _ Wireline operating data
	4Q08	4Q07	y.o.y		2008	2007	y.o.y
Main accesses (‘000)	4,301	4,176	3.0%		4,301	4,176	3.0%
Retail accesses	3,867	3,682	5.0%		3,867	3,682	5.0%
PSTN/ISDN	2,828	3,010	(6.0%	)	2,828	3,010	(6.0%	)
Traffic-generating lines	2,654	2,772	(4.3%	)	2,654	2,772	(4.3%	)
Carrier pre-selection	174	238	(26.6%	)	174	238	(26.6%	)
ADSL retail (1)	727	652	11.5%		727	652	11.5%
TV customers	312	21	n.m.		312	21	n.m.
Wholesale accesses	434	494	(12.0%	)	434	494	(12.0%	)
Unbundled local loops	306	291	5.1%		306	291	5.1%
Wholesale line rental	76	140	(46.0%	)	76	140	(46.0%	)
ADSL wholesale	53	62	(15.6%	)	53	62	(15.6%	)
Net additions (‘000)	75	(144)	n.m.		125	(227)	n.m.
Retail accesses	100	(137)	n.m.		184	(319)	n.m.
PSTN/ISDN	(32)	(62)	(49.1%	)	(182)	(306)	(40.6%	)
Traffic-generating lines	(22)	(21)	3.8%		(119)	(136)	(13.1%	)
Carrier pre-selection	(10)	(41)	(75.9%	)	(63)	(170)	(62.7%	)
ADSL retail	31	(89)	n.m.		75	(33)	n.m.
TV customers	101	15	n.m.		291	21	n.m.
Wholesale accesses	(25)	(8)	224.0%		(59)	91	n.m.
Unbundled local loops	(13)	25	n.m.		15	95	(84.5%	)
Wholesale line rental	(10)	(32)	(68.1%	)	(65)	(2)	n.m.
ADSL wholesale	(2)	(1)	219.5%		(10)	(2)	n.m.
Retail RGU per access (2)	1.37	1.22	11.8%		1.37	1.22	11.8%
ARPU (Euro)	29.3	30.8	(4.7%	)	29.6	30.4	(2.7%	)
Total traffic (million minutes)	3,010	3,104	(3.0%	)	11,781	12,502	(5.8%	)
Retail traffic	1,224	1,298	(5.7%	)	4,882	5,217	(6.4%	)
Wholesale traffic	1,787	1,806	(1.1%	)	6,898	7,285	(5.3%	)
Employees	6,183	6,354	(2.7%	)	6,183	6,354	(2.7%	)

(1) 2008 reflects a database cleanup of 103 thousand customers (related to inactive prepaid broadband customers), undertaken at the end of 4Q07. (2) Retail accesses per PSTN/ISDN line.

During 2008, PT focused its marketing efforts in the promotion of Meo, which is being offered through IPTV and satellite.

PT has continuously strengthened the Meo offer with new features and content, namely through the development of partnerships with key content producers and suppliers. During the quarter, PT initiated the broadcasting of the Sport TV Channel, the most viewed premium sports channel in Portugal, in high-definition (HD). Experimental broadcasting of this channel started on 1 November 2008, with the same programming offer but with superior sound and image quality. On 28 November 2008, Meo launched JimJam, a new children’s channel fully dubbed into Portuguese and with a special programming line-up for the Christmas holidays. On 6 December 2008, Meo, in partnership with NBC Universal Global Networks, started to broadcast Sci-Fi, the first exclusive scientific fiction channel in Portugal, thus reinforcing and further differentiating its programming offer. Meo’s offer is very flexible with channels tiered in packages, or available à la carte, that can be subscribed directly through the TV set in real time.

Meo provides access to a comprehensive content offering, with more than 110 TV channels and over 1,500 real video-on-demand (VoD) titles. The VoD offer, which includes blockbusters from five Hollywood

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Operating Review

studios, is proving to be a successful and differentiating feature, as circa 45% of Meo’s IPTV customers have already used it on a paid basis, consuming on average 2.8 movies per month. The VoD Christmas campaign was a marked success, increasing by 35% the number of rentals in December as compared to November and increasing by 5pp the number of paid users. During the quarter, PT also reinforced the VoD offer by launching new exclusive musical content, such as Jazz, Soul, Classical Music and Opera concerts as well as, simultaneously with other retail chains, the DVD “Dreams in Color Live” from David Fonseca, one of the Portuguese top singers.

Furthermore, and as part of the investment in innovation in pay-TV, PT has included content from Sapo, its internet portal, on the Meo platform, thus making available news and geo-referenced information, such as traffic, weather and pharmacies onscreen to all pay-TV customers. PT also launched a new set-top-box for the satellite platform, which provides access to advanced features such as digital recording and pause live-TV, which were being offered only to Meo IPTV customers. Without legacy constraints, the Meo set-top boxes are all HD ready, using MPEG4.

Meo marketing campaigns continue to enjoy high notoriety. In effect, proved ad recall stood at around 40% and spontaneous ad recall was close to 50% at the end of December, well ahead of any other competing brands in the sector. Also important to highlight is that in 2008, the same year of its nationwide launch, Meo was ranked in second place in a study that measures spontaneous brand recall.

As a result of this strategy, PT surpassed the threshold of 300 thousand pay-TV customers on 18 December, thus increasing the pace of customer growth seen in previous quarters. YTD net additions in the pay-TV service reached 291 thousand bringing the total customers to 312 thousand at the end of 2008. Pay-TV subscribers already represent 11.8% of traffic-generating lines and 42.9% of the ADSL customer base, a solid performance considering that the IPTV service was launched in 4Q07 and the satellite service in April 2008.

It is worth highlighting that the number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continues to increase with the rollout of the pay-TV offer and stands at 1.37 in 4Q08, as compared to 1.32 in 3Q08.

In 4Q08, blended ARPU declined by 4.7% y.o.y to Euro 29.3 with the growth in data and other ARPU, which increased by 31.1% y.o.y against a backdrop of strong growth in the customer base during the Christmas period, still not offsetting the decline in the subscription and voice ARPU.

Domestic Mobile

In 4Q08, operating revenues amounted to Euro 413 million remaining broadly flat compared to 4Q07 notwithstanding the negative impact of Euro 17 million as a result of lower MTRs. Service revenues showed a slight decrease in the quarter (-0.8% y.o.y) as the increase in customer revenues, which were up by 4.6% y.o.y, was insufficient to offset the decrease in interconnection revenues (-25.6% y.o.y) due to the regulated cuts in MTRs. Excluding lower MTRs, service revenues would have increased by 3.8%, improving the trend seen in 3Q08, while operating revenues would have increased by 4.1% y.o.y.

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Operating Review

Customer revenues increased by 4.6% y.o.y to Euro 305 million on the back of strong customer growth, namely in wireless broadband and was achieved against a backdrop of lower roaming-out customer revenues due to price cuts. It is worth highlighting that this marks the eighth consecutive quarter of growth in customer revenues at TMN and 4Q08 posted an improved trend when compared to 3Q08. Interconnection revenues declined by 25.6% y.o.y in 4Q08 to Euro 48 million, as a result of the decrease in MTRs from Euro 8 cents to Euro 7.5 cents as at 1 October 2008, which compares to Euro 11 cents in 2007. Data revenues continued to be an important source of growth. All wireless data applications from PDAs and BlackBerrys to laptop wireless data cards contributed to data revenue growth, which in the quarter was up by 14.1% y.o.y.

Table 19 _ Domestic mobile income statement (1)							Euro million
	4Q08	4Q07	y.o.y		2008	2007	y.o.y
Operating revenues	413.1	412.9	0.1%		1,601.5	1,542.9	3.8%
Services rendered	358.7	361.8	(0.8%	)	1,432.8	1,393.1	2.9%
Customer	305.3	291.9	4.6%		1,175.2	1,112.3	5.7%
Interconnection	47.7	64.1	(25.6%	)	231.2	246.9	(6.3%	)
Roamers	5.7	5.8	(1.7%	)	26.4	33.9	(22.1%	)
Sales	52.2	49.2	6.1%		159.4	141.8	12.4%
Other operating revenues	2.2	1.9	13.8%		9.3	8.1	14.9%
Operating costs, excluding D&A	247.1	242.9	1.7%		912.2	864.0	5.6%
Wages and salaries	12.3	14.0	(12.2%	)	51.9	52.7	(1.6%	)
Direct costs	63.6	71.6	(11.2%	)	279.3	282.6	(1.2%	)
Commercial costs	100.4	98.2	2.2%		323.9	318.3	1.8%
Other operating costs	70.8	59.1	19.8%		257.2	210.4	22.2%
EBITDA (2)	166.1	170.0	(2.3%	)	689.2	679.0	1.5%
Depreciation and amortisation	59.5	65.3	(8.9%	)	231.7	223.6	3.6%
Income from operations (3)	106.6	104.7	1.8%		457.5	455.4	0.5%
EBITDA margin	40.2%	41.2%	(1.0pp	)	43.0%	44.0%	(1.0pp	)
Capex (4)	117.3	81.9	43.3%		244.6	182.9	33.8%
Capex as % of revenues	28.4%	19.8%	8.6pp		15.3%	11.9%	3.4pp
EBITDA minus Capex	48.7	88.2	(44.7%	)	444.7	496.1	(10.4%	)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) In 2007, capex excludes Euro 242 million related to additional commitments under the terms of the UMTS license.

EBITDA decreased by 2.3% y.o.y to Euro 166 million in 4Q08 as a result of declining MTRs, which had a negative impact of Euro 9 million in the quarter. Adjusting for this negative effect, EBITDA would have increased by 3.0%, in line with the previous quarters. This performance was achieved despite higher commercial costs, which were up by 2.2% y.o.y, due to higher commercial activity in the Christmas holiday period and higher customer support costs due to the growth in data segments, which have more complex requirements. Notwithstanding the increase in commercial costs, unitary SARC, which includes marketing, handset subsidies and commissions, fell by 1.8% y.o.y in 4Q08. Wages and salaries decreased by 12.2% y.o.y in 4Q08, thus reflecting efficiency gains as a result of the reorganisation of PT’s domestic businesses and fixed-mobile integration. Direct costs decreased by 11.2% y.o.y in 4Q08 due to the positive impact of lower MTRs. EBITDA margin stood at 40.2% in 4Q08 and was 43.0% in 2008.

Capex increased from Euro 82 million in 4Q07 to Euro 117 million in 4Q08 and was directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and improving mobile voice and data services to customers. Approximately 80% of network capex is being directed towards 3G and 3.5G networks, namely for the upgrading of the radio access technology, which will improve indoor coverage, broadband service quality, whilst also reducing power consumption and

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Operating Review

bringing environmental benefits. With these continued investments and upgrades, TMN has sufficient capacity available to support the strong growth in data traffic whilst it strives to offer the best voice and data coverage in Portugal.

Table 20 _ Domestic mobile operating data (1)
	4Q08	4Q07	y.o.y		2008	2007	y.o.y
Customers (‘000)	6,944	6,261	10.9%		6,944	6,261	10.9%
Net additions (‘000)	212	257	(17.5%	)	683	558	22.5%
MOU (minutes)	113	121	(6.4%	)	115	121	(4.5%	)
ARPU (Euro)	17.6	19.8	(11.4%	)	18.2	19.8	(8.0%	)
Customer	14.9	16.0	(6.6%	)	15.0	15.8	(5.5%	)
Interconnection	2.3	3.5	(33.6%	)	2.9	3.5	(16.2%	)
ARPM (Euro cents)	15.5	16.4	(5.4%	)	15.8	16.4	(3.6%	)
Data as % of service revenues (%)	22.8	19.8	3.0pp		20.3	16.0	4.3pp
SARC (Euro)	43.3	44.0	(1.8%	)	38.0	46.9	(18.9%	)
Employees	1,082	1,144	(5.4%	)	1,082	1,144	(5.4%	)

 (1) Includes MVNO subscribers.

4Q08 was another strong quarter for TMN with net adds of 212 thousand. Total customers increased by 10.9% y.o.y to 6,944 thousand, with net additions of 683 thousand in 2008, as a result of the successful rollout of both voice and data services. A continued focus on acquiring post paid customers, including wireless broadband, has resulted in post paid customers accounting for 28.1% of total customers at the end of 4Q08, up from 23.8% in 4Q07.

TMN continued to invest in the differentiation of its services. During the quarter, TMN launched Localizz, an innovative personal security system that allows customers to share their localization. TMN also launched Kazoo, the first mobile solution in Portugal aimed at supporting non-profit social organisations. Through Kazoo, a regular prepaid service user can revert 5% of his recharges, without any additional cost, to a non-profitable social institution chosen among a large selection of registered organisations.

Wireless broadband remained a key priority, as TMN strengthened its offers by bundling low cost and ultra portable laptops with a broadband connection. On 28 November, TMN launched a ultra portable laptop, Asus Eee PC901 Go with integrated wireless broadband. TMN was also the first operator to launch the low cost laptop “Magalhães”. These initiatives allow TMN to reach new segments of the market, such as customers without PC or with higher mobility requirements, thus further strengthening its leadership in wireless broadband and data in general. Most of the wireless broadband plans involve a loyalty programme, download speeds of up to 7.2 Mbps and traffic capacity ranging from 1GB up to 6GB. During the quarter, TMN also launched another pre-paid mobile broadband service, which offers wireless broadband for 30 consecutive days or a maximum of 1GB (and unlimited WI-FI) with download speeds of up to 1Mbps. In 3Q08 TMN was elected by the readers of “PC Guia”, a specialised magazine, the best wireless broadband provider in Portugal. In addition, in a study recently undertaken by the telecoms regulator, TMN was considered as the operator having the best 3G coverage and best 3G service throughout the country. TMN already covers all district capitals also with 3.5G. As part of a continued development of its broadband data services to offer the highest bandwidth in Portugal, TMN launched in January 2009 a pilot project based on HSPA+ that makes available speeds of up to 21Mbps.

Data services continued to contribute to top line growth, with data revenues increasing by 14.1% y.o.y in 4Q08 and accounting for 22.8% of service revenues, up from 19.8% last year. The increase in data service

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Operating Review

revenues is being underpinned by non-SMS services, which almost doubled in 2008 and already account for around 50.0% (+15.6pp y.o.y) of total data service revenues. This growth in non-SMS data was driven by the strong performance of wireless broadband.

TMN’s ARPU decreased by 11.4% y.o.y in 4Q08 to Euro 17.6, as a result of: (1) seasonality due to strong subscriber growth; (2) increased penetration of services in lower segments of the market; (3) declining MTRs, and (4) lower roaming prices. In effect, the contribution of interconnection to ARPU declined by 33.6% y.o.y, while that of roaming-in declined by 12.2%. Blended MOU decreased by 6.4% y.o.y in 4Q08 to 113 minutes, mainly due to the growth in the customer base (+10.9%, EoP), namely wireless broadband data cards.

International Businesses

Brazilian Mobile

Vivo concluded the acquisition of Telemig, on 3 April 2008, which allowed for its consolidation from the beginning of April. As such, Vivo’s results presented since 2Q08 include Telemig.

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 28.8% y.o.y in 4Q08 to R$ 4,527 million, as a result of the growth in service revenues (+30.8% y.o.y) underpinned by strong growth in customers and in data services. Excluding Telemig, Vivo’s operating revenues would have increased by 15.7% y.o.y and service revenues would have grown by 17.8% y.o.y.

Table 21 _ Brazilian mobile income statement (1)							R$ million
	4Q08	4Q07	y.o.y		2008	2007	y.o.y
Operating revenues	4,527.0	3,515.6	28.8%		16,255.1	13,133.0	23.8%
Services rendered	3,954.5	3,022.6	30.8%		14,310.0	11,502.8	24.4%
Sales	461.2	441.6	4.4%		1,568.5	1,376.1	14.0%
Other operating revenues	111.3	51.4	116.4%		376.6	254.1	48.2%
Operating costs, excluding D&A	3,162.7	2,662.1	18.8%		11,803.4	9,960.2	18.5%
Wages and salaries	212.0	185.2	14.4%		770.6	686.8	12.2%
Direct costs	833.3	625.9	33.1%		3,028.1	2,284.4	32.6%
Commercial costs	1,199.3	1,025.3	17.0%		4,252.4	3,535.4	20.3%
Other operating costs	918.1	825.7	11.2%		3,752.3	3,453.5	8.7%
EBITDA (2)	1,364.2	853.5	59.8%		4,451.6	3,172.8	40.3%
Depreciation and amortisation	898.2	795.3	12.9%		3,320.1	2,789.2	19.0%
Income from operations (3)	466.1	58.2	n.m.		1,131.5	383.6	194.9%
EBITDA margin	30.1%	24.3%	5.9pp		27.4%	24.2%	3.2pp
Capex (4)	1,221.9	977.5	25.0%		2,728.8	1,919.0	42.2%
Capex as % of revenues	27.0%	27.8%	(0.8pp	)	16.8%	14.6%	2.2pp
EBITDA minus Capex	142.3	(124.0)	n.m.		1,722.9	1,253.8	37.4%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Capex in 2008 excludes the acquisition of 3G licenses in Brazil (R$ 1,201 million).

EBITDA increased by 59.8% y.o.y to R$ 1,364 million in 4Q08, on the back of revenue growth and cost control. Excluding Telemig, EBITDA would have increased by 46.3% y.o.y. The increase of 33.1% in direct costs (16.5% excluding Telemig) is mainly explained by the growth in interconnection traffic as a result of the increase in the subscriber base as well as usage campaigns launched in the quarter, as part of the Christmas campaign and 3G launch. Unitary SARC, which includes marketing, handset subsidies and

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Operating Review

commissions, fell by 28.4% y.o.y in 4Q08 notwithstanding higher commercial activity, which resulted in net additions of 2,668 thousand customers in the quarter. This performance of SARC is explained by a higher take-up of GSM handsets and SIM cards, which have a lower cost, notwithstanding the increase in marketing and publicity related to the campaigns carried out in the period. EBITDA margin increased in 4Q08 by 5.9pp to 30.1%, notwithstanding strong customer growth and its impact on both acquisition costs and FISTEL fees, which under IFRS are booked upfront.

Capex increased by 25.0% to R$ 1,222 million in 4Q08. Excluding Telemig, capex at Vivo would have increased by 9.6%. Capex in 4Q08 was mainly directed to: (1) improve network coverage, including the expansion to the Northeast states of Brazil where Vivo launched its service in mid October; (2) increase capacity and enhance quality, namely in the GSM/EDGE and 3G technologies; (3) launch new customer service and front office systems, and (4) adapt internal IT systems to number portability. The GSM/EDGE network overlay covers 3,022 municipalities, already exceeding the number of municipalities served by the CDMA network. In addition, in mid September Vivo also launched its 3G network, which covered more than 40 municipalities at the time of launch and now already covers 314 municipalities.

Table 22 _ Brazilian mobile operating data (1)

	4Q08	4Q07	y.o.y		2008	2007	y.o.y
Customers (‘000)	44,945	33,484	34.2%		44,945	33,484	34.2%
Market share (%)	29.8	27.7	2.2pp		29.8	27.7	2.2pp
Net additions (‘000)	2,668	2,163	23.4%		7,475	4,430	68.7%
MOU (minutes)	85	80	7.0%		86	77	12.1%
ARPU (R$)	29.1	31.1	(6.2%	)	29.2	30.4	(4.1%	)
Customer	17.2	17.8	(3.2%	)	16.8	17.1	(1.2%	)
Interconnection	11.6	13.1	(10.9%	)	12.1	13.1	(7.9%	)
Data as % of service revenues (%)	10.0	9.6	0.4pp		10.2	8.5	1.6pp
SARC (R$)	74.1	103.6	(28.4%	)	82.5	109.7	(24.8%	)
Employees	8,386	5,600	49.8%		8,386	5,600	49.8%

(1) Operating data calculated using Brazilian GAAP.

In 2008, the Brazilian market grew by 24.5%, compared to 21.1% in 2007, reaching 150.6 million subscribers by December 2008. Against a backdrop of strong competition, Vivo had a market share of 29.8% at the end of 2008 and maintained its leadership in Brazil. In 4Q08, Vivo’s customer base increased by 34.2% y.o.y to 44,945 thousand which includes 3,986 thousand from Telemig. Net additions reached 2,668 thousand in 4Q08, increasing by 23.4% y.o.y. GSM and 3G accounted for approximately 95% of total gross additions in 4Q08, bringing the total number of GSM and 3G customers to 31,092 thousand at the end of 2008, equivalent to 69.2% of total customers. Vivo’s commercial activity in the quarter was centred on the Christmas campaign and focused on marketing initiatives aimed at increasing usage and penetration of 3G services with a flexible and comprehensive offer based on “Vivo Zap” plans. Vivo was elected, by local magazines, as the operator with the best quality and coverage in 3G, with 314 municipalities at the end of 2008, as referred to previously. Vivo also launched campaigns aimed at reinforcing its institutional image and the quality of its network and service, thus taking advantage of the recently introduced number portability which has had a positive impact on Vivo’s pospaid customer base. In effect, according to Anatel, the Brazilian telecoms regulator, Vivo has the best compliance with quality indicators and the least complaints ratio. In mid October, Vivo launched its service in the Northeast states, where previously it did not have network coverage.

Total minutes carried by Vivo in 2008 increased by 44.8% y.o.y, with outgoing traffic increasing by 67.1% y.o.y. Vivo’s blended MOU increased by 7.0% y.o.y in 4Q08 to 85 minutes, as a result of the strong growth

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Operating Review

in outgoing MOU (+20.5% y.o.y). The success of recent marketing campaigns focused on promoting usage has underpinned the performance of outgoing MOU.

Vivo’s blended ARPU reached R$ 29.1 in 4Q08, a decrease of 6.2% y.o.y as a result of strong customer growth. This reduction was mainly due to the decrease in interconnection ARPU (-10.9% y.o.y), as a result the migration of fixed-mobile traffic to mobile-mobile traffic. Customer ARPU declined by 3.2% y.o.y to R$ 17.2, due to strong customer growth. Data revenues increased by 32.8% y.o.y in 4Q08, and now account for 10.0% (+0.4pp y.o.y) of service revenues. The growth drivers of data services were: (1) the strong increase in service revenue from Play, Java, SMS, as well as the increase in the customer base of Zap, Flash/Desk Modem, Blackberry and Smart Mail customers; (2) the increase in the use of person-to-person SMS, as a result of the increase of recharges with services and activations of post-paid plans with data benefits; (3) promotions for the usage of SMS Content (interactivity actions on the TV and other media), and (4) new partnerships with additional content providers.

Other International Assets

Table 23 _ Highlights of main assets in Africa and Asia (2008) (1)								thousand (customers), million (financials)
	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y		Margin	Rev. Euro	EBITDA Euro
Médi Télécom (2)	32.18%	7,820	5,151	4.6%	2,229	(1.9%	)	43.3%	453.2	196.1
Unitel (2) (4)	25.00%	4,572	1,269	42.5%	770	43.6%		60.7%	863.1	523.7
MTC (3) (4)	34.00%	1,078	1,277	12.0%	638	6.4%		49.9%	105.9	52.9
CVT (3) (4)	40.00%	324	8,056	8.0%	4,861	4.0%		60.3%	73.1	44.1
CTM (2)	28.00%	620	2,442	6.7%	1,087	12.5%		44.5%	206.9	92.1
CST (3) (4)	51.00%	58	196,618	25.8%	65,709	23.8%		33.4%	9.1	3.0
Timor Telecom (3)	41.12%	128	38	21.9%	21	42.8%		53.6%	26.2	14.0

(1) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

Médi Télécom revenues increased by 4.6% y.o.y in 2008 to MAD 5,151 million, while EBITDA decreased by 1.9% y.o.y to MAD 2,229 million, equivalent to a margin of 43.3%. Mobile customer base increased by 17.0% y.o.y to 7,797 thousand, with net additions in 2008 totalling 1,132 thousand. MOU decreased by 11.3% y.o.y in 2008 to 43 minutes. ARPU totalled MAD 59 in 2008, a decrease of 14.8% over the same period of last year, mainly due to: (1) growth of the customer base; (2) declining interconnection tariffs, and (3) increased competition in the market.

Unitel’s revenues and EBITDA, in 2008, increased by 42.5% and 43.6% y.o.y, to USD 1,269 million and USD 770 million, respectively, underpinned by strong customer growth in Luanda as well as in other main districts of the country. EBITDA margin reached 60.7% in 2008. Net additions totalled 1,265 thousand in 2008, with the total customer base reaching 4,572 thousand at the end of 2008, an increase of 38.2% over the same period of last year. In 2008, Unitel’s MOU decreased by 8.8% y.o.y to 108 minutes and ARPU totalled USD 26.5, a decrease of 3.9% over the same period of last year, as a result of the strong growth in the customer base.

MTC’s revenues and EBITDA, in 2008, increased by 12.0% and 6.4% y.o.y respectively. EBITDA margin stood at 49.9% in 2008. The total customer base reached 1,078 thousand at the end of 2008, an increase of 34.7% over the same period last year and net additions totalled 278 thousand in 2008. Postpaid customers

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Operating Review

increased by 18.7% y.o.y, representing 7.8% of total customer base. ARPU totalled NAD 112.3 in 2008, a decrease of 16.0% y.o.y, primarily as a result of customer growth in the period.

CVT’s revenues increased by 8.0% y.o.y, mainly driven by the growth of mobile revenues by 15.8% yoy. EBITDA increased by 4.0% y.o.y in 2008 as a result of higher commercial costs, related to customer growth and retention following the entry of a new mobile competitor. EBITDA margin stood at 60.3% in 2008. Mobile customers increased by 70.5% to 252 thousand. Mobile MOU reached 65 minutes and ARPU totalled CVE 2,018.8 a decrease of 27.0% y.o.y.

CTM’s revenues and EBITDA, in 2008, increased by 6.7% and 12.5% y.o.y to MOP 2,442 million and MOP 1,087 million, respectively. EBITDA margin stood at 44.5% in 2008. In the mobile division, customers increased by 25.7% y.o.y reaching 439 thousand at the end of 2008. In 2008, CTM’s mobile ARPU decreased 6.5% to MOP 204.6.

CST’s revenues increased by 25.8% y.o.y to STD 196,618 million in 2008, while EBITDA grew by 23.8% y.o.y to STD 65,709 million. EBITDA margin stood at 33.4%. In the mobile division, CST had 51 thousand customers at the end of 2008, an increase of 67.9% y.o.y. Mobile MOU decreased by 9.5% y.o.y in 2008 to 56 minutes, as a result of the growth in the customer base. Mobile ARPU totalled STD 264 thousand in 2008, a decrease of 11.6% over last year.

Timor Telecom’s revenues and EBITDA in 2008 increased by 21.9% and 42.8% y.o.y, to USD 38 million and USD 21 million respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin stood at 53.6%. Timor Telecom’s mobile net additions reached 47 thousand, bringing the total mobile customer base to 125 thousand at the end of 2008, an increase of 59.8% y.o.y. Mobile MOU decreased by 13.8% y.o.y to 87 minutes. Mobile ARPU stood at USD 26, in 2008, a decrease of 22.2% over the same period of last year.

As at the end 2008, all other international assets, with the exception of Médi Télécom, had net cash positions.

Other international assets of PT, on a pro-forma basis, increased its proportional revenues and EBITDA, in 2008, both by 9.7% to Euro 442 million and Euro 221 million, respectively. This growth was achieved on the back of customer growth, notwithstanding the adverse exchange rate movements that affected local currencies in the markets where PT has operations.

Table 24 _ Proportional income statement of other international assets (1)					Euro million

	4Q08	4Q07	y.o.y	2008	2007	y.o.y
Operating revenues	122.9	108.6	13.1%	442.3	403.0	9.7%
EBITDA (2)	63.1	55.0	14.8%	220.7	201.3	9.7%
Depreciation and amortisation	15.8	13.9	13.9%	59.6	59.0	1.0%
Income from operations (3)	47.3	41.1	15.1%	161.1	142.3	13.2%
EBITDA margin	51.3%	50.6%	0.7pp	49.9%	49.9%	(0.0pp	)

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Brazil. IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

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Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 18 February 2008
Time: 14:00 (Portugal/UK), 15:00 (CET), 9:00 (US/NY)
Telephone numbers
Outside US: +1 201 689 8261
US and Canada: 877 869 3847

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

If you are unable to attend the conference call
a replay will be available for one week through
the following numbers:
Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 309890)
US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 309890)

Contacts

Luís Pacheco de Melo
Chief Financial Officer
luis.p.melo@telecom.pt

Francisco Nunes
Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Vieira
Investor Relations Officer
nuno.t.vieira@telecom.pt

Portugal Telecom
Avenida Fontes Pereira de Melo, 40	Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.
1069-300 Lisboa, Portugal Tel.: +351 21 500 1701 Fax: +351 21 500 0800

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.